09055978

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC

SEC FILE NUMBER
8- 292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WULFF HANSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300 San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Christopher Charles ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff Hansen & Co., Inc., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

CONTENTS

BPM
BURR PILGER MAYER
Building your future

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2008 and 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger & Mayer

Burr, Pilger & Mayer LLP
San Francisco, California
February 26, 2009

WULFF, HANSEN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 2,124,882	$ 2,385,187
Cash segregated for the exclusive benefit of customers	126,000	100,000
Deposits with clearing organizations and others, held in cash	41,413	55,088
Securities owned	543,058	272,849
Receivable from customers and dealers	643,051	297,481
Prepaid expenses	67,156	65,314
Other receivables	19,975	41,274
Income tax receivable	-	80
Deferred tax asset	79,000	86,000
Investments	16,749	12,508
Furniture and equipment, net of accumulated depreciation of $111,986 and $109,483 in 2008 and 2007, respectively	6,550	1,759
Leasehold improvements, net of accumulated amortization of $173,495 and $132,673 in 2008 and 2007, respectively	30,618	71,440
Other assets	13,508	13,508
Total assets	$ 3,711,960	$ 3,402,488
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 206,214	$ 124,447
Payable to broker/dealers	345,298	18,125
Payable to customers	668,549	756,958
Payable to non customers	16,057	21,515
Deferred rent	38,412	78,354
Total liabilities	1,274,530	999,399
Commitments.		
Stockholders' equity:		
Preferred stock, 6% cumulative; par value $100 per share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 392 shares in 2008 and 2007	242,328	242,328
Retained earnings	2,195,102	2,160,761
Total stockholders' equity	2,437,430	2,403,089
Total liabilities and stockholders' equity	$ 3,711,960	$ 3,402,488

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker, as well as uses other clearing organizations for the executions of trades, and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue (see Note 4).

Investments

Investments are composed of stock in the Nasdaq system and stock in the Depository Trust and Clearing Corporation, an industry-owned clearinghouse owned by its participants. The investments are reported at fair market value with unrealized gains and losses included in revenue.

In the fiscal year ended December 31, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Continued

1. **Summary of Significant Accounting Policies**, continued

Investments, continued

The Company's investment in NASDAQ common stock is classified as Level 1. The Company's investment in common stock of the Depository Trust and Clearing Corporation is classified as Level 3 (see Note 4).

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Leasehold Improvements

Leasehold improvements are recorded at cost and amortized over the shorter of their estimated useful lives or the terms of the applicable lease.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Financial Accounting Standards Board (FASB) has issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*.

Continued

1. **Summary of Significant Accounting Policies**, continued

Income Taxes, continued

The Company has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position (FSP) FIN 48-3. This FSP defers the effective date of FIN 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. The provisions of FIN 48 are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption.

The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. Management does not expect that the adoption of FIN 48 will have a material effect on its financial statements.

Revenue Recognition

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 and $100,000 for the years ended December 31, 2008 and 2007, respectively. At 2008 and 2007, the Company's uninsured cash balances totaled $1,935,442 and $2,653,045, respectively.

3. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

Continued

4. Fair Value Measurements

Securities owned and investments at December 31, 2008 are recorded at fair value as follows:

	Level 1	Level 2	Level 3	Balance as of December 31, 2008
Securities owned–municipal government obligations, at fair value	$543,038	-		$543,038
Investments:				
Stock in the Nasdaq system	$ 7,413	-	-	$ 7,413
Stock in Depository Trust and Clearing Corporation	-		$9,336	9,336
Total investments, at fair value	$ 7,413	-	$9,336	$ 16,749

The following table provides a reconciliation of the beginning and ending balances for the investment in a privately held company measured at fair value using significant unobservable inputs (Level 3):

Balance as of January 1, 2008	-
Total gains (losses)	-
Included in net income	-
Purchases, issuances, and settlements	$9,336
Transfers in and/or out of Level 3	-
Balance as of December 31, 2008	$9,336

5. Receivable from Customers and Payable to Customers

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

6. Payable to Broker/Dealers

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

7. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Continued

7. **Income Taxes,** continued

The provision for income taxes is composed of the following components:

	2008	2007
Current tax (benefit) expense:		
Federal	-	$ (2,370)
State	$ 800	800
	800	(1,570)
Deferred tax (benefit) liability:		
Federal	2,000	(34,000)
State	5,000	(6,000)
	7,000	(40,000)
Provision for income taxes	$ 7,800	$ (41,570)

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2008 and 2007, respectively, the net deferred assets (liabilities) consist of the following components:

	2008	2007
Deferred income tax asset:		
Federal	$ 61,000	$ 68,000
State	18,000	18,000
	79,000	86,000
Deferred income tax liability-federal	-	-
Net deferred income tax	$ 79,000	$ 86,000

There was no valuation allowance for the years ended December 31, 2008 and 2007. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the years ended December 31, 2007 and 2007 primarily results from changes in the surtax exemptions, permanent differences and net operating losses.

Continued

8. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. In addition, the Company may make discretionary contributions to the Plan. No such discretionary contributions were made in 2008 or 2007.

9. **Commitments**

Operating Leases

The Company leases real property under an operating lease agreement effective October 1, 2004 that expires on September 30, 2009 and offers an extension option of five years. The Company has a lease agreement for an office site in Reno, Nevada, that expires on June 30, 2010. Occupancy expense for the years ended December 31, 2008 and 2007 was $98,796 and $106,848, respectively.

The future minimum lease payments for operating leases at December 31, 2008 are as follows:

Year ending December 31	Cash	Expense	Deferral
2009	$111,792	$82,092	$29,700
2010	6,396	6,396	-
	$118,188	$88,488	$29,700

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2008 and 2007, there were no outstanding advances under the line of credit.

From time to time the Company also employs a renewable daylight loan facility which is required to be secured by the unsold bonds of a specific underwriting.

10. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Continued

10. **Off-Balance-Sheet Risk,** continued

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2008.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $2,152,494, which was $1,902,494 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .59 to 1.

ADDITIONAL REPORT

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Board of Directors
Wulff, Hansen & Co., Inc.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer

Burr, Pilger & Mayer LLP
San Francisco, California
February 26, 2009

BURR PILGER MAYER

Building your future

BPMLLP.COM

WULFF, HANSEN & CO., INC.

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

December 31, 2008 and 2007

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document